UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number 001-38421

GOLDEN BULL LIMITED

(Translation of registrant’s name into English)

No. 1599, Jianshe Road, Jianshe Town

Chongming District, Shanghai, China 202155

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Explanatory Note

This current report on Form 6-K is being filed to clarify the home country rule exemption disclosure included in our Form 20-F for fiscal year ended December 31, 2018 to specifically reference NASDAQ Listing Rule 5635.

Corporate Governance

Pursuant to the home country rule exemption set forth under NASDAQ Listing Rule 5615, we elected to be exempt from the requirement under NASDAQ Listing Rule 5635 to obtain shareholder approval for the issuance of 20% or more of our outstanding ordinary shares. Our ordinary shares are listed on the NASDAQ Capital Market, or NASDAQ. As such, we are subject to corporate governance requirements imposed by NASDAQ. Under NASDAQ rules, listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the NASDAQ corporate governance requirements. A NASDAQ-listed non-US company is required to provide a general summary of the significant differences to its US investors either on the company website or in its annual report distributed to its US investors. We are committed to a high standard of corporate governance. As such, we endeavor to comply with the NASDAQ corporate governance practices and except for the foregoing, there is no significant difference between our corporate governance practices and what the NASDAQ requires of domestic U.S. companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN BULL LIMITED
(Registrant)

Date: October 4, 2019	By:	/s/ Erxin Zeng
Name: Erxin Zeng
Title: Chief Executive Officer

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